Exhibit 99.1

Cardiol Therapeutics Announces Exercise and Closing of Over-Allotment Option

Oakville, ON – October 11, 2024 – Cardiol Therapeutics Inc. (NASDAQ: CRDL) (TSX: CRDL) ("Cardiol" or the "Company"), a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease, is pleased to announce that, further to its successfully completed public offering of an aggregate of 8,437,500 Class A common shares of the Company (the “Common Shares”) at a price to the public of US$1.60 per Common Share (the “Offering Price”) for gross proceeds of US$13.5 million (the “Offering”), Canaccord Genuity has purchased an additional 1,265,625 Common Shares at the Offering Price pursuant to their exercise in full of the over-allotment option (the “Over-Allotment Option"), for additional gross proceeds to the Company of $2,025,000 before deducting the underwriting commissions.

After giving effect to the full exercise of the Over-Allotment Option, Cardiol sold 9,703,125 Common Shares under the Offering, for aggregate gross proceeds of US$15,525,000.

The Company intends to use the net proceeds from the Offering to support the clinical development of CardiolRx for the treatment of recurrent pericarditis and for general and administrative expenses, working capital and other expenses.

Canaccord Genuity acted as the sole bookrunner in connection with the Offering.

The Offering was made pursuant to a U.S. registration statement on Form F-10, declared effective by the U.S. Securities and Exchange Commissions (the "SEC") on July 16, 2024 (the "Registration Statement"), and the Company's existing Canadian short form base shelf prospectus (the "Base Prospectus") dated July 12, 2024. A preliminary prospectus supplement relating to the Offering was filed with the securities commission in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States, and a final prospectus supplement relating to the Offering (the "Supplement") was filed with the securities commissions in all of the provinces and territories of Canada, except Quebec, and with the SEC in the United States. The Supplement and accompanying Base Prospectus contain important detailed information about the Offering.

The Supplement and accompanying Base Prospectus can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from Canaccord Genuity LLC, 1 Post Office Square, Suite 3000, Boston, Massachusetts 02109, Attn: Syndicate Department, or by email at prospectus@cgf.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Cardiol Therapeutics

Cardiol Therapeutics Inc. is a clinical-stage life sciences company focused on the research and clinical development of anti-inflammatory and anti-fibrotic therapies for the treatment of heart disease.

Cautionary statement regarding forward-looking information:

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events, or developments that Cardiol believes, expects, or anticipates will, may, could, or might occur in the future are "forward-looking information". Forward looking information contained herein may include, but is not limited to statements regarding the anticipated use of proceeds from the Offering. Forward-looking information contained herein reflects the current expectations or beliefs of Cardiol based on information currently available to it and is based on certain assumptions and is also subject to a variety of known and unknown risks and uncertainties and other factors that could cause the actual events or results to differ materially from any future results, performance or achievements expressed or implied by the forward looking information, and are not (and should not be considered to be) guarantees of future performance. These risks and uncertainties and other factors include the risks and uncertainties referred to in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian securities regulators on April 1, 2024, as well as the risks and uncertainties associated with product commercialization and clinical studies. These assumptions, risks, uncertainties, and other factors should be considered carefully, and investors should not place undue reliance on the forward-looking information, and such information may not be appropriate for other purposes. Any forward-looking information speaks only as of the date of this press release and, except as may be required by applicable securities laws, Cardiol disclaims any intent or obligation to update or revise such forward-looking information, whether as a result of new information, future events, or results, or otherwise. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read the Supplement, the accompanying Base Prospectus and the documents incorporated by reference therein.

For further information, please contact:

Trevor Burns, Investor Relations +1-289-910-0855

trevor.burns@cardiolrx.com